JOHN T. ROOT, JR.
                                 ATTORNEY AT LAW
                                  P.O. Box 5666
                          Jacksonville, Arkansas 72078
                              Phone: (501) 529-8567
                               Fax: (501) 325-1130
                              j.root.5013@gmail.com


                                  May 22, 2014


Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
Washington, D.C 20549

     Re: Mirax Corp.
         Registration Statement on Form S-1 Filed January 23, 2014 File No. 333-193498

Dear Mr. Porco and Mr. Niethamer,

I have reviewed your comments and have the following responses. I present your comment and my response thereto as the format.

GENERAL

1. We note your response to comment 1 in our letter dated February 19, 2014. Please revise your filing to include the statement that you "have no plans or intentions to be acquired by an operating company nor do [you] have plans to enter into a change of control or similar transaction or to change [y]our management."

RESPONSE: We have amended our disclosure, accordingly, in our prospectus.

PROSPECTUS COVER PAGE, PAGE 2

2. We note your response to comment 3 in our letter dated February 19, 2014 and your amended disclosure. Please amend your filing to omit only that information allowed to be omitted by Rule 430 and 430(A) of the Securities Act of 1933. For example, the blank appearing on page 2 is not the type of information allowed to be omitted from your prospectus.

RESPONSE: We have amended our disclosure and believe that it more thoroughly addresses your concerns.

BECAUSE OUR SOLE OFFICER AND DIRECTOR WILL OWN 53.85% OR MORE..., PAGE 8

3. We note your response to comment 8 in our letter dated February 19, 2014 and your amended disclosure. Please disclose the fact that as a result of owning more than 50% of your outstanding common stock, your sole owner will have control over the outcome of all corporate transactions.

RESPONSE: We have amended our disclosure, accordingly, to more fully comply with your comments in our prospectus.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
May 22, 2014
Page 2


USE OF PROCEEDS, PAGE 14

4. We note your response to comment 9 in our letter dated February 19, 2014, however, we are unable to locate any revisions in response to this comment. Please amend your filing to disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

RESPONSE: We have disclosed that our uses of proceeds are listed in order or priority.

DILUTION, PAGE 15

5. You did not satisfactorily provide all of the requested detail as part of your response to prior comment 10 in our letter dated February 19, 2014. As previously requested, please specifically provide in your response the detail on how you arrive at your net tangible book value after the offering for all three scenarios of shares sold. In this regard, you disclose $8,012 of total offering costs on page II-1, but appear to compute net tangible book value after the offering by subtracting $14,906 of offering costs or intangible assets for the scenario where two-thirds of the shares are sold. We also continue to note several mathematical errors within this section. Please specifically provide in your response a reconciliation that supports how you arrive at each of the amounts reflected within the narratives and tables for all three scenarios of shares sold. Please also revise your filing as appropriate.

RESPONSE: We have recalculated our dilution computations and have amended our disclosure in accordance with your comment, accordingly, in our prospectus. Note that we have not subtracted the offering costs because we do not plan to pay offering costs out of the use of proceeds. By the time we raise funds all our offering costs will have been paid for out of the cash on hand and from the loans from our directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 18

6. We note your response to comment 11 in our letter dated February 19, 2014 and your amended disclosure. Please disclose your current rate of negative cash flow per month.

RESPONSE: We have disclosed more thoroughly our current negative cash flow per month, accordingly, in our prospectus.

12 MONTH PLAN OF OPERATION, PAGE 20

7. We note your response to comment 12 in our letter dated February 19, 2014, however, we continue to note the reference to "current customers" on page 20.

RESPONSE: We have changed reference to "current customers" to "future customers"

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
May 22, 2014
Page 3


USE OF PROCEEDS, PAGE 21

8. We note your response to comment 14 in our letter dated February 19, 2014 and your amended disclosure. Please remove the references to "minimum amount of funds" that appear on page 24 and 26 as these references suggest that your offering requires a minimum amount of subscribers.

RESPONSE: We have deleted reference to "minimum amount of funds" as requested.

SUMMARY, PAGE 27

9. We note your response to comment 15 in our letter dated February 19, 2014 and your amended disclosure. Your filing still contains contradictory statements regarding your ability to satisfy cash requirements over the next twelve months. For example, on page 18 you state that you do not believe your cash balance is sufficient to fund your operations for any period of time. Yet on page 27 you state that you believe you can fulfill your cash requirements for the next twelve months. Please revise this section, and throughout your filing, to make your statements consistent.

RESPONSE: We have deleted the statement that we believe we can fulfill our cash requirements for the next twelve months to avoid confusion.

     Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me. We expect to file our request for an accelerated effective date upon notice that this filing in the future and upon determination of a more exact date.

                                  Sincerely,


                                  /s/ John T. Root, Jr.
                                  ----------------------------------
                                  John T. Root, Jr.,
                                  Attorney for Mirax Corp